Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

March 9, 2023

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Ms. Kimberly A. Browning
Mr. Michael Spratt

Re:	Ares Strategic Income Fund Registration Statement on Form N-2 File Nos. 333-264145 and 814-01512

Ladies and Gentlemen:

This letter is sent on behalf of Ares Strategic Income Fund (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) communicated via teleconference to Kim Kaufman and Sarah Yang of Kirkland & Ellis LLP on February 23, 2023 regarding Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).

Please note that the Fund today filed with the Commission Pre-Effective Amendment No. 4 to the Registration Statement reflecting, among other things, the revisions set forth below.

For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Registration Statement are applicable to all similar portions of the Registration Statement.

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Securities and Exchange Commission March 9, 2023 Page 2

1.	Comment: In connection with the acceptance of subscription orders, please supplementally provide the Staff with your analysis of Rule 10b-9 and Rule 15c2-4 under the Securities Exchange Act of 1934, as amended, with respect to this offering.

Response: The Fund respectfully advises the Staff that Rule 10b-9 is not applicable to the Fund’s offering pursuant to the Registration Statement because the Fund’s Common Shares are not being offered on an “all-or-none” basis or on any other basis whereby all or part of the consideration paid for such Common Shares will be refunded to the purchaser if all or some of the Common Shares are not sold. Rule 10b-9(a) is applicable only to securities being offered on an “all-or-none” basis or on any other basis whereby all or part of the consideration paid for any such security will be refunded to the purchaser if all or some of the securities are not sold. As noted on the cover pages and pages 11 and 144 of the Prospectus, the Fund’s Common Shares are being offered on a “best-efforts” basis, which means that the Fund’s intermediary manager will use its best efforts to sell the Common Shares in this offering, but is not obligated to purchase or sell any specific amount of the Common Shares. Further, the Fund respectfully advises the Staff that there is no minimum offering condition with respect to this offering that could result in the consideration paid for any such Common Shares to be refunded to the purchaser if all or some of the Common Shares are not sold.

Further, the Fund advises the Staff that investors’ funds being held in a non-interest bearing account prior to acceptance by the Fund is in accordance with Rule 15c2-4.

Rule 15c2-4(a) requires any broker, dealer or municipal securities dealer participating in any distribution of securities to promptly transmit the money or other consideration received to the persons entitled thereto. Rule 15c2-4(b) further requires any broker, dealer or municipal securities dealer participating in a distribution which contemplates that payment is not to be made to the person on whose behalf the distribution is being made until some further event or contingency occurs to: (1) promptly deposit money or other consideration into a separate bank account, as agent or trustee for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred, and then promptly transmit or return the funds to the persons entitled thereto; or (2) promptly transmit such funds to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.

As noted on page 149 of the Prospectus, subscriptions to purchase the Fund’s Common Shares may be made on an ongoing basis, but investors may only purchase the Fund’s Common Shares pursuant to accepted subscription orders as of the first day of the applicable month, and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the investor’s broker, and payment of the full purchase price of the Fund’s Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the intermediary manager). Upon receipt of an investor’s purchase price for the Fund’s Common Shares, such purchase price will be promptly transmitted a non-interest-bearing account at UMB Bank, N.A. (“UMB Bank”). UMB Bank has agreed to hold all such funds until the end of each month when an investor’s subscription order is accepted or rejected, and to transmit or return such funds directly to the Fund or to the investor, as applicable, when the Fund has either accepted or rejected such investor’s subscription, as applicable.

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The Fund advises the Staff that, prior to the Fund’s acceptance of an investor’s subscription, such investor’s funds will be held in a non-interest bearing account at UMB Bank, N.A., which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the Fund has accepted or rejected such investor’s subscription agreement, as applicable.

2.	Comment: We note the following sentence in footnote 3 to the pricing table: “Prior to the Fund’s receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Shares will be placed in a non-interest-bearing account at UMB Bank, N.A., in accordance with Rule 15c2-4 under the Exchange Act.” Please provide additional specificity with respect to the requirements of Rule 15c2-4, including a reference to Rule 15c2-4(b) and an explanation of the promptness policies that the Fund has in place with respect to scenarios that may ensue.

Response: The Fund advises the Staff that it has removed the disclosures regarding the escrow account from footnote 3 to the pricing table to remove duplicative disclosures. Further, in response to the Staff’s comment, the Fund has revised its disclosures on pages 12, 34, 149 and 150 of the Prospectus by adding the bolded underlined text and deleting the text that is struck through below:

Prior to our receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Shares will be placed in a non-interest-bearing account at UMB Bank, N.A. under the control of our transfer agent, DST Asset Manager Solutions, Inc., until we accept or reject such subscription order. ~~in~~ In accordance with Rule 15c2-4 under the Exchange Act, when we determine to accept or reject such subscription, such proceeds will be transmitted to us or returned to the investor promptly, as applicable. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the intermediary manager, the purchase order will be held in a non-interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month. ~~The proceeds will be released to us once the investor’s order is accepted as described in this prospectus.~~

* * *

Securities and Exchange Commission March 9, 2023 Page 4

Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

. .. . ● Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “Ares Strategic Income Fund.” Such participating broker shall promptly transmit such funds directly to the account at UMB Bank, N.A. established for the Fund. For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the intermediary manager. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

* * *

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and DST Asset Manager Solutions, Inc., our transfer agent, will return the related funds, without interest or deduction, ~~within ten business days~~ promptly after such rejection, cancellation or withdrawal.

3.	Comment: Please provide risk factors attendant to the non-interest bearing account (i.e., the risk of funds being unavailable to investors if the offer is terminated or the risk of subscription orders not being accepted).

Response: The Fund advises the Staff that it has added the following risk factor to page 34 of the Prospectus:

We will not invest the proceeds from sales of our Common Shares in an interest-bearing account. Accordingly, if your subscription order is rejected, you will not be entitled to any interest.

Prior to our receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Shares will be placed in a non-interest-bearing account at UMB Bank, N.A. under the control of our transfer agent, DST Asset Manager Solutions, Inc., until we accept or reject such subscription order. In accordance with Rule 15c2-4 under the Exchange Act, when we determine to accept or reject such subscription, such proceeds will be transmitted to us or returned to the investor promptly, as applicable. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the intermediary manager, the purchase order will be held in a non-interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month.

Securities and Exchange Commission March 9, 2023 Page 5

We may not accept your subscription order, and can reject your subscription order for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described in “How to Subscribe”, we will return the subscription agreement and DST Asset Manager Solutions, Inc., our transfer agent, will return the related funds, without interest or deduction, promptly after such rejection, cancellation or withdrawal. Accordingly, if your subscription is rejected or cancelled prior to our acceptance, you will receive the amount of proceeds sent to UMB Bank, N.A. to purchase our Common Shares, without any additional interest that you may have earned if you invested funds in other investments. We also reserve the right to terminate this offering at any time, including in any state in which our registration is not renewed or otherwise extended annually, in which case any funds in connection with subscription orders that have not been accepted will be returned to you without interest.

4.	Comment: Please supplementally confirm to the Staff that the disclosure in the Fund’s operating agreements, subscription agreement and non-interest bearing account agreement is consistent with respect to the returns or refunds of funds, per the requirements of Rule 10b-9 and Rule 15c2-4(b), as applicable.

Response: The Fund confirms that the disclosure in its operating agreements, subscription agreement and non-interest bearing account agreement (i.e., transfer agent agreement) is consistent with respect to the returns or refunds of funds, per the requirements of Rule 10b-9 and Rule 15c2-4(b), as applicable, and appropriate disclosure is included in the Registration Statement.

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5.	Comment: Please confirm that the related costs under the non-interest bearing account agreement are disclosed in the fee table, including a description of who bears these costs. If Common Shareholders will bear these costs, directly or indirectly, please disclose this in plain English. Please file the non-interest bearing account agreement as an exhibit to the Registration Agreement.

Response: The Fund advises the Staff that costs related to the non-interest bearing account are included under our Services Agreement with our transfer agent, DST Asset Manager Solutions, Inc. Footnote #8 to the fee table on page 22 of the Prospectus has been revised as follows:

“Other expenses” includes our overhead expenses, including payments under our administration agreement based on our allocable portion of overhead and other expenses incurred by our administrator and transfer agent in performing their~~its~~ obligations under the administration agreement and transfer agency agreement, respectively, and our organization and offering expenses and income taxes.

The Services Agreement with our transfer agent is filed as Exhibit (k)(2) to our Registration Statement.

6.	Comment: Please disclose which entity will accept purchase payments from investors.

Response: Disclosure outlining the payment mechanics of subscription orders is included under “How to Subscribe.” Please refer to the response to Staff Comment #2 for the disclosure added to the Registration Statement.

7.	Comment: We note that references to an escrow account are included in Notes 4 and 6 to the Fund’s seed financial statements, but have been deleted elsewhere in the Registration Statement. Please revise this disclosure for accuracy.

Response: This disclosure has been deleted, as the financial statements included in the Registration Statement have been updated.

8.	Comment: Please update the financial statements included in the Registration Statement per Instruction 3 to Item 24 of Form N-2.

Response: The Fund advises the Staff that the Registration Statement includes updated financial statements as of and for the year ended December 31, 2022.

9.	Comment: The Staff is reissuing the following comment that was included in your comment response letter to the Staff dated January 31, 2023 (the “January 31st Letter”):

Please add a footnote to the pricing table disclosing the net price per common share and proceeds to the Fund after payment of organization and offering expenses (see Instruction 6 to Item 1.g of Form N-2).

The Staff believes that the current disclosure does not comply with Instruction 6 to Item 1.g and Item 27 of Form N-2. In revising your disclosure, please clarify the effect, if any, of the Expense Support and Conditional Reimbursement Agreement, only if reimbursement amounts are known, and provide updated organization and offering expense amounts.

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Response: The footnotes #3 and #4 to the pricing table has been revised as follows in the Registration Statement:

(3) We and, ultimately, holders of certain classes of our Common Shares, will also pay the following shareholder servicing and/or distribution fees to Ares Wealth Management Solutions, LLC, the intermediary manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We and, ultimately, our common shareholders, will also pay or reimburse organization and initial offering expenses and, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses~~provided that our reimbursement of these expenses is conditioned upon the occurrence of certain events discussed below in this footnote (2)~~. FINRA defines “underwriting compensation” as any payment, right, interest, or benefit received or to be received by a participating member from any source for underwriting, allocation, distribution, advisory and other investment banking services in connection with a public offering. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Plan of Distribution” and “Estimated Use of Proceeds.” Our investment adviser has agreed to advance ~~a portion~~all of our estimated organization and initial offering expenses, including ~~organization and initial~~$1.5 million of expenses incurred in connection with our Private Placement (as defined in “Prospectus Summary—Recent Developments—Private Placement”) subject to ~~the~~certain conditions contained in the Expense Support and Conditional Reimbursement Agreement entered into between us and the investment adviser (the “Expense Support and Conditional Reimbursement Agreement”). ~~If we are required to reimburse our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement, then the expenses advanced by our investment adviser will reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. For~~ See footnote (4) to this table for more information~~, see “Plan of Operation—Expenses—Expense Support and Reimbursement Agreement.”~~ about our organization and initial offering expenses, including the estimated amount of such expenses. We and, ultimately, our common shareholders will also pay certain ongoing offering ~~costs~~expenses associated with our continuous offering of Common Shares if such ongoing offering costs are (i) paid by us or (ii) advanced by our investment adviser and reimbursed by us subject to certain conditions contained in the Expense Support and Conditional Reimbursement Agreement. ~~See footnote (4) to this table for more information about our organization and initial offering expenses, including the estimated amount of such expenses~~Reimbursement by us of expenses advanced by our investment adviser associated with either our initial or continuous offering of Common Shares, including the $8.3 million of estimated organization and initial offering expenses, will reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled.

Securities and Exchange Commission March 9, 2023 Page 8

(4) Assumes that all Common Shares currently registered are sold in the continuous offering. The proceeds may differ from that shown if the then-current NAV at which Common Shares are sold varies from that shown and/or additional Common Shares are registered. Our investment adviser has agreed to advance ~~We estimate that we will incur~~ approximately $8.3 million of organization and initial offering expenses (approximately 0.11% of gross proceeds) in connection with this offering, including ~~$[__] of~~ expenses incurred in connection with ~~this offering and in connection with~~ our Private Placement ~~(as defined in “Prospectus Summary—Recent Developments—Private Placement”)~~.

As revised, the pricing table and accompanying footnotes accurately set forth the price at which shareholders will purchase Common Shares at the commencement of the public offering as required by Item 1.g of Form N-2. As disclosed in footnote #3, the investment adviser has agreed to advance all of the estimated organization and initial offering expenses of the Fund. The Fund may be required, subject to certain conditions, to reimburse the investment adviser for the advancement of such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement, but such future reimbursement—which is not certain in terms of timing or amount—would not affect the price at which common shareholders would purchase Common Shares at the commencement of the public offering (and therefore is not factored into the net asset value per share shown in the table). The Fund believes it would be misleading to investors to provide a non-current net asset value per share which factors in potential future expenses, rather than providing the accurate net asset value per share at which potential investors will purchase Common Shares at the commencement of the public offering. However, pursuant to Instruction 6 to Item 1.g of Form N-2, the expense totals called for by Item 27 are set forth in footnote #4, which provide potential investors with knowledge of the expense amounts that may affect the Fund’s net asset value going forward (and disclosure to that effect is included in the pricing table).

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As the Fund may be required to reimburse the investment adviser for the advancement of the $8.3 million of organization and initial offering expenses during the initial 12-month period of the public offering, the “Other expenses” line item of the fees and expenses table assumes full repayment by the Fund of those expenses during that period. Including this repayment in the “Other expenses” line item provides potential investors with an estimation of the maximum estimated total expenses they may pay as shareholders in the Fund, and complies with Instructions 6 and 9 to Item 3.1 of Form N-2.

10.	Comment: The Staff is reissuing the following comment that was included in the January 31st Letter.

Please enhance footnote 2 to the pricing table to state that the payment of offering expenses and distribution by the Fund is indirectly borne by investors in Common Shares and payment of those offering expenses and distribution will immediately reduce the net asset value of each share of common stock purchased in this offering.

The relevant disclosure should present the maximum expenses that Common Shareholders may bear.

Response: Please refer to the response to Staff Comment #9, and specifically the language at the end of footnote #3: “Reimbursement by us of expenses advanced by our investment adviser associated with either our initial or continuous offering of Common Shares, including the $8.3 million of estimated organization and initial offering expenses, will reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled.”

11.	Comment: Please supplementally advise the Staff of the source of the information provided in the following footnote under “Who are Ares and the Ares Credit Group” and confirm that such information is the most recently available: “As of September 30, 2022, assets under management included approximately $12.5 billion managed by Ivy Hill Asset Management, L.P. (“IHAM”), a registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.”

Response: The Fund advises the Staff that the source of such information is Ares Capital Corporation and that the updated information in the Prospectus for December 31, 2022 can be found in Ares Capital Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on February 7, 2023.

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12.	Comment: We note the following sentence under “Recent Developments – Private Placement”: “Pursuant to the subscription agreements entered into between the Fund and each investor in connection with the Private Placement (the “Subscription Agreements”), the investors participating in the Private Placement (the “Private Placement Investors”) committed to purchase Class I shares at an initial offering price of $25.00 per share, to be adjusted following the initial drawdown of such Private Placement Investor’s subscription to a price per share equal to the NAV per share as of the most recently completed month-end prior to the date of such drawdown.”

Please clarify this language so that it is clear that the Private Placement drawdowns will be at the most recent NAV of the Fund. Please also confirm that such drawdowns will comply with Section 23(b) of the 1940 Act, made applicable to BDCs by Section 63 of the 1940 Act.

Response: The referenced disclosure has been revised as follows:

Pursuant to ~~the subscription~~ such agreements entered into between the Fund and each investor in connection with the Private Placement (the “Private Placement~~Subscription~~ Agreements”), the investors participating in the Private Placement (the “Private Placement Investors”) committed to purchase Class I shares at an initial offering price of $25.00 per share. Private Placement Investors’ subscriptions were initially drawn down at a price of $25.00 per share, and subsequent drawdowns are priced at the Fund’s current net asset value at the time of drawdown~~, to be adjusted following the initial drawdown of such Private Placement Investor’s subscription to a price per share equal to the NAV per share as of the most recently completed month-end prior to the date of such drawdown~~.

The Fund confirms that such drawdowns will be made in compliance with Section 23(b).

13.	Comment: Please supplementally confirm to the Staff the source of the following language quoted in Response No. 16(b) in the January 31st Letter:

Each Private Placement Investor also represented that “at no time was the [i]nvestor solicited by, offered an opportunity to invest in the [Common S]hares by means of, or influenced in its decision to purchase the [Common S]hares by, (i) any statement made or materials provided by a representative of, or on behalf of, the Fund, the [investment a]dviser, their affiliates, or their respective partners, members, stockholders, officers, directors or employees, as applicable, or any agent or representative of any of them, at any seminar, conference, meeting or event whose attendees were invited by any general solicitation or advertising, or (ii) any reference in the media to any such statement or materials, or any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, or transmitted over the Internet.”

Response: The Fund advises the Staff that this language is from the Private Placement Agreements referred to in the Prospectus.

Securities and Exchange Commission March 9, 2023 Page 11

14.	Comment: Please update the following disclosure under “There are significant potential conflicts of interest that could impact our investment returns” to the extent you have known organizational and offering expense amounts (i.e., with respect to the completed Private Placement):

Our future repayment of amounts reimbursed or waived by our investment adviser or its affiliates, including any organization and initial offering expenses, which includes all of our organization and initial offering expenses incurred in connection with our Private Placement, pursuant to the Expense Support and Conditional Reimbursement Agreement, will, if we are required to reimburse our investment adviser pursuant to the agreement, reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. In the initial stages of our offering, as our investment adviser has agreed to advance a portion of our organization and initial offering expenses, including all of our organization and initial offering expenses incurred in connection with the Private Placement, pursuant to the Expense Support and Conditional Reimbursement Agreement, the indirect impact of any expenses advanced by our investment adviser may prevent or reduce a decline in NAV by mitigating the effects of certain expenses.

Please update corresponding disclosure, as applicable, throughout the Registration Statement, including in footnote #8 of the fee table.

Response: The referenced disclosure has been revised as follows in the Registration Statement:

Our future repayment of amounts reimbursed or waived by our investment adviser or its affiliates, including ~~any~~ our estimated $8.3 million organization and initial offering expenses, which includes $1.5 million~~all~~ of our organization and initial offering expenses incurred in connection with our Private Placement, pursuant to the Expense Support and Conditional Reimbursement Agreement, will, ~~if we are required to reimburse our investment adviser pursuant to the agreement,~~ immediately reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. In the initial stages of our offering, as our investment adviser has agreed to advance ~~a portion~~ all of our estimated organization and initial offering expenses~~, including all of our organization and initial offering expenses incurred in connection with the Private Placement,~~ pursuant to the Expense Support and Conditional Reimbursement Agreement, the indirect impact of any expenses advanced by our investment adviser may prevent or reduce a decline in NAV by mitigating the effects of certain expenses.

Corresponding changes have been made throughout the Registration Statement.

Securities and Exchange Commission March 9, 2023 Page 12

15.	Comment: The Staff notes the disclosure in footnote 5 to the fee table that states: “Pre-incentive fee net investment income includes, in the case of investments with a deferred income feature (such as market discount or original issue discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that the Fund has not yet received in cash, and excludes the incentive fee and any shareholder servicing and/or distribution fee payable by the Class S Shares and the Class D Shares.”

Please enhance this disclosure to clarify how accrued income on certain investments with a deferred income feature is accounted for with respect to pre-incentive fee net investment income. Please also clarify and disclose in plain English that pre-incentive fee net investment income excludes class specific fees and, accordingly, the incentive fee may be calculated on higher amounts of income than the Fund may ultimately realize.

Response: The requested revisions have been made by revising the disclosures on page 21 in response to the Staff’s comment by adding the bolded underlined text and deleting the text that is struck through below:

Pre-incentive fee net investment income includes, in the case of investments with a deferred income feature (such as market discount or original issue discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that the Fund has not yet received in cash. Our investment adviser is not under any obligation to reimburse us for any part of the income based fees it receives that are based on accrued income that we never actually receive. See “Risk Factors—Risks Relating to Our Business and Structure—There are significant potential conflicts of interest that could impact our investment returns,” “Our investment adviser’s fee structure may induce it to make certain investments on our behalf, including speculative investments” and “We may be obligated to pay our investment adviser certain fees even if we incur a loss.” ~~, and~~

Pre-incentive fee net investment income is not adjusted for incentive fee payments or ~~excludes the incentive fee and~~ any shareholder servicing and/or distribution fee ~~payable~~ payments by the Class S Shares and the Class D Shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than the Fund may ultimately realize. Pre-incentive fee net investment income also does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from pre-incentive fee net investment income. As a result, for any calendar quarter, the incentive fee attributable to pre-incentive fee net investment income that is paid to our investment adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually earned by the Fund for such calendar quarter.

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16.	Comment: The Staff notes the following sentence under “Estimated Use of Proceeds”: “If we are unable to identify investments that meet our investment objective or market conditions or other factors affect our ability to invest our net proceeds, including during our anticipated time period, we will invest the net proceeds primarily in U.S. government securities and other high-quality short-term investments.” Please delete “or other factors” from the disclosure, as the Staff believes it is vague and overly broad (see Guide 1 to Form N-2).

Response: The requested revision has been made in the Registration Statement.

17.	Comment: Please supplementally provide the Staff with further detail of the strategic platform relationships the Fund’s investment adviser and/or its affiliates may enter into with other investment advisers and distribution partners, including their nature and whether they create any conflicts of interest the Fund believes should be disclosed in Prospectus. Please also advise the Staff how these relationships are permitted under Section 57 of the 1940 Act.

Please discuss whether these relationships could directly or indirectly benefit the Fund’s investment adviser or its affiliates. For example, could the parent of the investment adviser enter into a strategic relationship with the parent entity of Fund investor, whereby in exchange for an investment into certain Ares strategies (for example, credit funds, including the Fund), the parent entity of the investor would benefit from fee rebates not through the Fund but in other products if certain performance metrics of the strategy are met or not met?

Please explain whether these relationships will be disclosed to all Fund investors and, if so, how they will be disclosed, including the timing of such disclosure.

Response: The Fund refers the staff to Section 10.5 of the Fund’s Third Amended and Restated Declaration of Trust, which precludes the Fund’s investment adviser from receiving or accepting any rebate or give-ups or similar arrangement that is prohibited under applicable federal or state securities laws or the Omnibus Guidelines, which would include Section 57 of the 1940 Act. More specifically, the Fund’s investment adviser may not participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws or the Omnibus Guidelines governing conflicts of interest or investment restrictions, or enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws or the Omnibus Guidelines.

As a result, the Fund’s investment adviser may not enter into any arrangement pursuant to which it may benefit from investments by third party investors into other funds or products sponsored by Ares to the detriment of the Fund or its investors or cause the Fund to enter into any similar arrangements in contravention of Section 57 of the 1940 Act. Specifically, the Fund’s investment adviser would not enter into any arrangements pursuant to which an investor, or the parent entity thereof, would benefit depending on the performance metrics of the Fund or the broader direct lending platform managed by Ares.

Securities and Exchange Commission March 9, 2023 Page 14

As the Fund has not commenced a public offering of its Common Shares, the nature and extent of strategic platform relationships with potential distribution partners cannot be predicted at this time. The Fund’s investment adviser will inform the Fund’s board of trustees, including the independent trustees, of potential distribution relationships as well as any other strategic arrangements across the Ares platform that may impact the Fund. The Fund believes that this approach will ensure that potential and actual conflicts of interest are identified to the board of trustees and, as appropriate, included as part of the board’s considerations with respect to the renewal of the Fund’s investment advisory and management agreement and distribution and shareholder servicing plan. This approach also will facilitate the determination by the Fund of whether disclosure of such arrangements consistent with the requirements of Form N-2, is appropriate and advisable in the Fund’s Prospectus. The Fund will not engage in selective disclosure of any such arrangements.

18.	Comment: Please revise the formatting of the pricing table on page ii of the Prospectus to conform to Item 1.g of Form N-2.

Response: The pricing table has been revised as requested.

19.	Comment: The Staff notes the following sentence under “Expense Support and Conditional Reimbursement Agreement”:

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to our investment adviser until such time as all Expense Payments made by our investment adviser to us within three years prior to the last business day of such calendar month have been reimbursed.

Please revise this disclosure in plain English to clarify where the starting point for the three-year measurement period begins and to which event the “last business day of such calendar month” refers. The Staff believes that such starting point should begin at an expense payment date, rather than the record date referred to in the disclosure. Please reconcile this disclosure with the language in the Expense Support and Conditional Reimbursement Agreement and AICPA Audit Risk Alert – Investment Companies Industry Developments: “SEC Staff Comments and Observations” (2013 and 2014).

Response: Disclosure in Note 3 to our Financial Statements has been revised as follows:

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to our investment adviser until such time as all Expense Payments made by our investment adviser to us within three years prior to the last business day of ~~such calendar month~~ the applicable calendar month in which such Reimbursement Payment obligation is accrued have been reimbursed.

Securities and Exchange Commission March 9, 2023 Page 15

The Fund also notes the following language included in the Registration Statement and Expense Support and Conditional Reimbursement Agreement: “The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent our investment adviser has waived its right to receive such payment for the applicable month. Reimbursement Payments for a given Expense Payment must be made within three years of the last business day of the applicable calendar month.” Accordingly, the three-year measurement period will begin on the last day business day of the applicable calendar month (i.e., when the Fund realizes the obligation as a liability).

20.	Comment: Please supplementally confirm if the Fund will maintain a specified yield on distributions and/or a yield maintenance agreement.

Response: The Fund will not maintain a specified yield on distributions or a yield maintenance agreement.

21.	Comment: Please update the disclosure under “Estimated Use of Proceeds” with the most current information. To the extent there are outstanding borrowings under the Credit Facility, please revise the disclosure accordingly.

Response: The disclosure has been updated in the Registration Statement as requested.

22.	Comment: Please confirm to the Staff that it is accurate that no senior securities table is included in the Registration Statement, and, if not, please revise per Item 4.3 of Form N-2.

Response: The Fund confirms that the omission of a senior securities table is accurate, as the Fund had neither utilized its Credit Facility nor issued any other senior securities as of December 31, 2022.

23.	Comment: To the extent the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio, please add disclosure stating this fact (see Item 9.1(c) of Form N-2 and instructions thereto).

Please also confirm that the information required to be included in a statement of additional information pursuant to Item 9.1(c) is included in the Registration Statement.

Response: Disclosure stating that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio has been added to the Registration Statement. Information regarding the portfolio managers’ compensation, other accounts managed and ownership of securities in the Fund is included in the section “Portfolio Management.”

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Securities and Exchange Commission March 9, 2023 Page 16

We hope that the foregoing has been responsive to the Staff’s comments. Please note that if we intend to omit certain information from the form of Prospectus included with the Registration Statement, that is declared effective in reliance on Rule 430A under the Securities Act, we will supplementally identify for you any omitted information. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-Mail
Nicole M. Runyan, P.C., Kirkland & Ellis LLP Joshua M. Bloomstein, Ares Management Corporation